LENNOX INTERNATIONAL INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	For the Years Ended December 31,					For the Nine Months Ended September 30,
(In millions, except ratio)	2003	2002	2001	2000	1999	2004
EARNINGS AS DEFINED:
Income (loss) before income taxes, cumulative effect of accounting change, minority interest and income or loss from equity investees	$126.5	$74.4	$(44.3)	$100.6	$123.1	$(137.4)
Fixed charges	$51.9	$59.5	$69.2	$81.7	$48.7	$35.0

Earnings as defined	$178.4	$133.9	$24.9	$182.3	$171.8	$(102.4)

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of deferred finance charges	$32.0	$36.5	$45.9	$59.3	$35.9	$24.1
Portion of rental expense representative of the interest factor	$19.9	$23.0	$23.3	$22.4	$12.8	$10.9

Fixed charges as defined	$51.9	$59.5	$69.2	$81.7	$48.7	$35.0

RATIO OF EARNINGS TO FIXED CHARGES(1)	3.44	2.25	—	2.23	3.53	—

(1)	Due to restructuring charges in 2001 of $73.2 million (of which $7.8 million was included in cost of goods sold), additional earnings of $44.3 million would have been necessary to cover fixed charges.